PT INDOSAT Tbk

ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT Indosat Tbk (hereinafter referred to as the “Company”) that the Company’s Annual General Meeting of Shareholders (“AGMS”) which was held on Thursday, June 5, 2008 at the Auditorium of Indosat Building, Jl. Medan Merdeka Barat No.21, Jakarta 10110, has declared the following resolutions:

1.

First Agenda:

a.

To approve the annual report of the Company for the financial year ended  December 31,  2007;

b.

To ratify the financial statements of the Company for the financial year ended December 31, 2007;

c.

To approve the full release and discharge of the members of the Board of Commissioners from its supervisory responsibilities and of the members of the Board of Directors from its managerial responsibilities in relation to the Company, to the extent that their actions are reflected in the financial statements of the Company for the financial year ended December 31, 2007 and such actions do not conflict with or violate the prevailing laws and regulations.

1.

Second Agenda:

a.

To determine the allocation of net profit of the Company for the financial year ended December 31, 2007 with the following composition:

•

For reserve funds, 1% of the net profit or equivalent to Rp20.42 billion.

•

For dividend, an amount of Rp 187.90 per share.

•

The remaining amount will be allocated for re-investment and working capital.

The dividend will be paid in full on July 15, 2008 in the amount of Rp187.90 per share, while the schedule of payment of dividend for the Government of the Republic of Indonesia will be determined by the Board of Directors of the Company in accordance with the prevailing laws and regulations.

In accordance with the prevailing capital market regulations, shareholders who are entitled to the dividend shall be those whose names are recorded in the Shareholders Register of the Company as of July 1, 2008 at 4.00 p.m Western Indonesian Time.

a.

To authorize the Board of Directors of the Company with the right of substitution to effect the payment of dividend in accordance with the provisions above and/or subject to the requirements of the prevailing laws and regulations.

1.

Third Agenda:

The total remuneration of the Company’s Board of Commissioners for the year 2008 amounting to Rp29,000,000,000 consists of:

1.

The total annual cash remuneration for 2008 starting from January 1, 2008 amounting to Rp12.6 billion including honorarium, allocated bonus/tantiem, provisions for committee fees and allowance which are to be paid by the Company and is determined proportionally based on the composition of the Board of Commissioners for the year 2008 with the details as follows:

-  President Commissioner   : Rp1,400,000,000

-  Commissioner

 : Rp1,200,000,000 (average amount)

The remuneration of the member of the Board of Commissioners may differ to take into account each member of the Board of Commissioners’ duties and responsibilities on committees of the Board of Commissioners.

2.

Facilities, benefits and income tax amounting to Rp7,670,000,000 commencing January 1, 2008.

3.

Allocation for Ad-Hoc Committee amounting to Rp1,000,000,000.

4.

Allocation for End of Service Benefits for all members of the Board of Commissioners amounting to Rp7,730,000,000. This benefit shall be paid at the end of their service, to members of the Board of Commissioners: (i) who have ended their terms and they are not re-appointed as a member of the Board of Commissioners; and/or (ii) who ended their service before the end of their term with honour. This applies to all existing members of the Board of Commissioners.

1.

Fourth Agenda:

a.

To approve the appointment of Public Accounting Firm Purwantono, Sarwoko & Sandjaja, member of Ernst & Young Global, as the Company’s Independent Auditor to audit the Company’s financial statements for the year 2008 as proposed by the Board of Commissioners and the delegation of authority to the Board of Commissioners to determine the terms and conditions of such appointment.

b.

To delegate the authority of the General Meeting of Shareholders to the Board of Commissioners to appoint a replacement for the Company’s Independent Auditor, including the determination of the terms and conditions of the appointment if the appointed Independent Auditor cannot fulfill or implement its task for any reason whatsoever, based on the prevailing rules and regulation.

1.

Fifth Agenda:

a.

Discharge the Board of Commissioners for the 2004-2008 period with appreciation and gratitude, as of the close of this Meeting:

-

Mr. Peter Seah Lim Huat, President Commissioner

-

Mr. Roes Aryawijaya, Commissioner

-

Mr. Lee Theng Kiat, Commissioner

-

Mr. Setyanto P. Santosa, Commisioner

-

Mr. Sio Tat Hiang, Commissioner

-

Mr. Sum Soon Lim, Commissioner

-

Mr. Sheikh Mohamed bin Suhaim Hamad Al-Thani, Commissioner

-

Mr. Lim Ah Doo, Independent Commissioner

-

Mr. Setio Anggoro Dewo, Independent Commissioner

-

Mr.Soeprapto, Independent Commissioner

and appoint the following names to become the members of the Board of Commissioners for the period of 2008-2012 commencing as of the close of this Meeting, as follows:

-

Mr. Peter Seah Lim Huat, President Commissioner

-

Mr. Jarman, Commissioner

-

Mr. Rionald Silaban, Commissioner

-

Mr. Sio Tat Hiang, Commissioner

-

Mr. Sum Soon Lim, Commissioner

-

Mr. Sheikh Mohamed bin Suhaim  Hamad Al-Thani, Commissioner

-

Mr. Lim Ah Doo, Independent Commissioner

-

Mr. Setyanto P. Santosa, Independent Commissioner

-

Mr. Soeprapto, Independent Commissioner

-

Mr. George Thia Peng Hoek, Independent Commissioner

Therefore, the composition of the Company’s Board of Commissioners for the period commencing from the close of this AGMS, until the close of the Annual General Meeting of Shareholders in the year 2012 (in accordance with the Articles of Association of the Company) shall be as follows:

-

Mr. Peter Seah Lim Huat, President Commissioner

-

Mr. Jarman, Commissioner

-

Mr. Rionald Silaban, Commissioner

-

Mr. Sio Tat Hiang, Commissioner

-

Mr. Sum Soon Lim, Commissioner

-

Mr. Sheikh Mohamed bin Suhaim  Hamad Al-Thani, Commissioner

-

Mr. Lim Ah Doo, Independent Commissioner

-

Mr. Setyanto P. Santosa, Independent Commissioner

-

Mr. Soeprapto, Independent Commissioner

-

Mr. George Thia Peng Hoek, Independent Commissioner

a.

Further, to delegate the authority to the Board of Commissioners in accordance with Article 92 (5) of the Law No 40 of 2007 on Limited Liability Company:

(i)

to determine the distribution of duties and responsibilities of the members of the Board of Directors (to the extent not determined by the General Meeting of Shareholders), and/or

(ii)

to change the distribution of duties and responsibilities of the members of the Board of Directors from time to time.

b.

To appoint and grant the authority with the right to substitution, to the Company’s Board of Directors to conduct any action in relation to the resolution of the AGMS, including but not limited to appear before the authorized party, to discuss, to give and/or ask information, to apply for the approval and/or submit a report/notification to the BKPM, the Minister of Law and Human Rights of the Republic of Indonesia or any other related authorized institutions, to register the changes to the composition of the Board of Commissioners as approved by this AGMS in the Company Register and Company Registration Certificate in the Department of Trade, to make or caused to be made and sign the deeds and letters or any necessary documents, appear before the notary and to ask the notary to prepare and sign the deed of the Company’s AGMS resolution and moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of this AGMS.

Rules and Regulation of cash dividend are as follows:

1.

Cash dividend for the year ended December  31, 2007 of Rp187.90 per share will be paid to:

a.

Shareholders whose names are registered in the Company’s Shareholders Register maintained by the Shares Administration Bureau (PT EDI Indonesia) as of 4.00 p.m Western Indonesian Time on July 1, 2008.

b.

Shareholders whose names registered as account holders in the custodian bank or securities company in PT Kustodian Sentral Efek Indonesia (“PT KSEI”) Collective Custody as of 04.00 p.m Western Indonesian Time  on July 1, 2008.

2.

The basis for inclusion in the Company Shareholders Register or the Account Holder List are all the shares trading on the Indonesia Stock Exchange for:

Remaining of the Cash Dividend per Share for the Year 2007		Rp187.90 per share
Cum Dividend for	Regular and Negotiable Market	June 26, 2008
	Cash Market	July 1, 2008
Ex Dividend for	Regular and Negotiable Market	June 27, 2008
	Cash Market	July 2, 2008
Recording Date of dividend		July 1, 2008
Dividend payment date		July 15, 2008

3.

Rule No. 2 above does not apply to holders of ADS, therefore they shall follow the prevailing rules and regulations of the New York Stock Exchange by keeping reference to the Recording Date in the Shares Administration Bureau and PT KSEI, which is July 1, 2008, at 4.00 p.m. Western Indonesian Time.

4.

Payment of cash dividend to holders of ADS will be made via PT Bank Mandiri (Persero) Tbk, the local custodians authorized by The Bank of New York Mellon, in accordance with the amount registered in the Shareholders Register of the Company or the Account Holders Register as of July 1, 2008 at 4.00 p.m. Western Indonesian Time, at the Shares Administration Bureau or at PT KSEI Collective Custody.

5.

Payment of cash dividend whose shares have not been electronically registered into the Collective Custody of PT KSEI will be made through “Surat Pemberitahuan Pembayaran Dividen” (“SPPD”) or “Dividend Payment Notice” and will be sent via mail to the Shareholders’ address as registered in the Company‘s Shareholders Register, and such SPPD may be withdrawn at any appointed branch offices of PT Bank Mandiri (Persero) Tbk.

6.

Shareholders wishing to have their dividend payments transferred to their bank accounts shall submit a written request by July 3, 2008, at 4.00 p.m. Western Indonesian Time and shall be addressed to the Company’s Shares Administration Bureau PT EDI Indonesia, Wisma SMR 10 floor, Jl. Yos Sudarso Kav.89, Jakarta 14350.Telp. (021) 651 5130, Fax. (021) 651 5131.

7.

In compliance with the Indonesian tax regulation currently in force, the Company will collect any tax on the above payment of cash dividend.

This announcement is hereby made to the attention of all shareholders.

Jakarta, June 9, 2008

PT INDOSAT Tbk

The Board of Directors